Douglas T. Holod

Direct Dial: (612) 672-8313

Direct Fax: (612) 642-4800

doug.holod@maslon.com

February 13, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Irene Barberena

Re:	Enservco Corporation (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed February 10, 2023
File No. 333-269265

Ladies and Gentlemen:

This letter will respond on behalf of Enservco Corporation (the “Company”) to the comment letter dated February 13, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on January 17, 2023, as amended by that Amendment No. 1 to Registration Statement filed February 7, 2023, and that Amendment No. 2 to Registration Statement filed February 10, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed February 10, 2023

General

1.

We note your response to prior comment 3 and counsel's revised legal opinion. An opinion of counsel cannot exclude the law of a relevant jurisdiction or otherwise indicate that counsel is not qualified to opine on that law. In this regard, with respect to counsel's opinions in clauses (ii) and (iv) relating to the enforceability of the Common Warrants and the Pre-Funded Warrants, which by their terms are governed by the laws of the State of New York, it is inappropriate for counsel to "express no opinion as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware (including the statutory provisions and all applicable judicial decisions interpreting those laws) and the federal laws of the United States of America," or indicate that, with respect to those opinions, counsel has "assumed without investigation or review that the internal law of the State of New York is identical to the internal law of the State of Minnesota." Please have counsel revise accordingly. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin 19.

Also, the number of shares of common stock referred to in the legal opinion appears inconsistent with the number of shares being offered pursuant to the prospectus disclosure, and the opinion is undated. Please have counsel revise or advise.

The Company and the Placement Agent have agreed to revise the Securities Purchase Agreement such that Delaware shall be the governing law of such agreement, the Pre-Funded Warrants, and the Common Warrants. The legal opinion has been revised accordingly and being filed with the revised form of Securities Purchase Agreement as an exhibit to Amendment No. 3.

The number of shares being offered as referenced in the legal opinion has been revised such that it is now consistent with the prospectus disclosure. The opinion has been dated. A marked copy of such opinion is supplementally being provided to the staff of the Commission.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8313 or Doug.Holod@maslon.com.

Sincerely,

/s/ Douglas Holod
Douglas T. Holod

cc:	Richard Murphy (Enservco Corporation)
Mark Patterson (Enservco Corporation)
James Seery (Duane Morris LLP)